NOTIFICATION OF THE REMOVAL FROM
LISTING AND REGISTRATION OF THE STATED SECURITIES

The NYSE Amex hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 5, 2006, pursuant to the provisions of
Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of Citigroup Global Markets
Holdings Inc. 7.25% Altria Group SEQUINS, maturing June 1, 2006 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on May 25, 2006.

The security was suspended by
the Exchange on May 25, 2006.